[Ober|Kaler Letterhead]

August 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-4561

ATTN:  Amit Pande, Accounting Branch Chief

Re:	Old Line Bancshares, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-50345

Dear Mr. Pande:

This will confirm our understanding that the Staff has approved our request for an additional ten business days for Old Line Bancshares, Inc. (the “Company”) to respond to your comment letter on the above-referenced filing dated August 15, 2012.  Therefore, the Company will respond to the comment letter by September 13, 2012.

Please contact the undersigned at (410) 347-7341 or psomergreif@ober.com if you have any questions.  Thank you.

Sincerely,

/s/ Penny Somer-Greif

Penny Somer-Greif

cc:          Christine M. Rush
Old Line Bancshares, Inc.